                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                             BKF Capital Group, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   05548G 10 2
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box [ ].

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 2 of 25 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   657,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 3 of 25 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   657,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 4 of 25 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   657,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 5 of 25 Pages
------------------------                                ------------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended to add the following:

            On December  16,  2004,  Steel  Partners  II issued a press  release announcing  that it  delivered a letter to the Board of  Directors of the Issuer expressing its concern with the Issuer's corporate governance and operations and encouraging the Board to implement various reforms. A copy of this press release
(which  includes  the full  text of the  letter to the  Board of  Directors)  is attached hereto as Exhibit 2 and is incorporated herein by reference.

            On December  16, 2004,  Steel  Partners II delivered a letter to the
Issuer  submitting,  pursuant to Rule 14a-8 of the  Securities  Exchange  Act of
1934,  as amended,  a proposal to eliminate the  classification  of the Board of
Directors  for  inclusion  in the  Issuer's  proxy  statement at the next annual meeting of  stockholders.  A copy of this letter is attached hereto as Exhibit 3 and is  incorporated  herein by reference.  Steel  Partners II also  delivered a letter to the Issuer requesting, pursuant to Section 220 of the Delaware General
Corporation  Law,  a  complete  list  of the  Issuer's  stockholders  and  other corporate  records in order to allow Steel Partners II to  communicate  with the
Issuer's   stockholders  on  Steel  Partners  II's  proposal  to  eliminate  the classification  of the Board of  Directors.  A copy of this  letter is  attached hereto as Exhibit 4 and is incorporated herein by reference.

   Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  7,077,808  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q filed with the Securities and Exchange Commission on November 9, 2004.

            As of the close of business on December 15, 2004,  Steel Partners II beneficially owned 657,000 Shares, constituting approximately 9.3% of the Shares outstanding.  As the general  partner of Steel Partners II,  Partners LLC may be deemed to  beneficially  own the  657,000  Shares  owned by Steel  Partners  II, constituting approximately 9.3% of the Shares outstanding. As the sole executive officer  and  managing  member of  Partners  LLC,  which in turn is the  general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 657,000 Shares owned by Steel Partners II,  constituting  approximately 9.3%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with respect to the 657,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 6 of 25 Pages
------------------------                                ------------------------

    Item 7 is hereby amended to add the following exhibits:

          2.   Press Release,  together with letter from Steel Partners II, L.P.
               to the Board of  Directors  of BKF  Capital  Group,  Inc.,  dated
               December 16, 2004.

          3.   Letter from Steel Partners II, L.P. to the Corporate Secretary of
               BKF Capital Group,  Inc.,  dated December 16, 2004,  submitting a stockholder proposal.

          4.   Letter from Steel Partners II, L.P. to the Corporate Secretary of
               BKF Capital Group,  Inc.,  dated December 16, 2004,  requesting a stockholders list and other corporate records.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 7 of 25 Pages
------------------------                                ------------------------

                                   SIGNATURES
                                   ----------

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:  December 16, 2004              STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

                                       STEEL PARTNERS, L.L.C.

                                       By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 8 of 25 Pages
------------------------                                ------------------------

                                  EXHIBIT INDEX

                               Exhibit                                   Page
                               -------                                   ----

1.    Joint  Filing  Agreement  by and among Steel  Partners  II,          --
      L.P., Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,
      dated as of April 29, 2004 (previously filed).

2.    Press Release, together with letter from Steel Partners II,        9 to 16
      L.P. to the Board of Directors of BKF Capital Group,  Inc.,
      dated December 16, 2004.

3.    Letter  from  Steel  Partners  II,  L.P.  to the  Corporate       17 to 21
      Secretary of BKF Capital  Group,  Inc.,  dated December 16,
      2004, submitting a stockholder proposal.

4.    Letter  from  Steel  Partners  II,  L.P.  to the  Corporate       22 to 25
      Secretary of BKF Capital  Group,  Inc.,  dated December 16,
      2004,  requesting a stockholders  list and other  corporate records.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 9 of 25 Pages
------------------------                                ------------------------

                                     FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

                 Media:   Sitrick And Company      Investors: Morrow & Co., Inc.
                                  Los Angeles                     Mike Verrechia
                              Michael Sitrick                     (800) 654-2468
                                   Terry Fahn            steel.info@morrowco.com
                              (310) 788-2850

                                    New York
                                  Jeff Lloyd
                              (212) 573-6100

FOR IMMEDIATE RELEASE

         STEEL PARTNERS ASKS BOARD OF BKF CAPITAL GROUP TO REDEEM POISON
          PILL, USE EXCESS CASH TO UP DIVIDEND AND BUY BACK STOCK, ADD
             REPRESENTATIVES OF INSTITUTIONAL STOCKHOLDERS TO BOARD

        STEEL PARTNERS SAYS BOARD NEEDS TO IMPROVE OPERATING PROFITS AND
                                 REDUCE EXPENSES

NEW YORK, NY - DECEMBER, 16, 2004 -- Steel Partners II, L.P. ("Steel Partners"),
which owns an aggregate of 657,000 shares or approximately  9.3% of common stock of BKF Capital Group,  Inc.  (NYSE:BKF)  today sent a letter to the BKF Board of
Directors  asking the Board to  implement  certain  governance  and  operational changes including:

     o      Immediately  add three  representatives  of the BKF's  institutional stockholders to the Company's Board;

     o      Redeem its "poison pill";

     o      Support Steel  Partners'  proposal at the upcoming annual meeting of stockholders  to  "destagger"  the Board  and  elect  all  directors annually;

     o      Use BKF's excess cash to increase  its  dividend  and to  repurchase stock aggressively;

     o      Appoint an  operating  officer who will reduce  expenses and improve operating performance.

"The large number of votes  withheld for incumbent  directors at the last annual meeting  is  evidence  that a  significant  number  of  stockholders  have  lost confidence in the Board," Steel Partners said. "Over the past several months, we privately reached out to individual members of the Board of Directors to discuss our concerns regarding BKF's compensation  arrangements,  its failure to control administrative expenses, its disappointing financial performance and its failure to enact much  needed  corporate  governance  reforms,"  Steel  Partners  wrote.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 10 of 25 Pages
------------------------                                ------------------------

"Unfortunately,  our concerns have fallen on deaf ears.  Therefore,  in order to protect  and enhance our  investment  in the Company we believe  that we have no choice but to communicate our concerns directly to the entire Board of Directors in the hope that the Board will promptly  implement  meaningful steps to enhance stockholder value and adopt modern-day corporate governance standards."

Steel Partners continued,  "As we have repeatedly communicated to several of you individually,  we have  significant  concerns  about the  Company's  ability  to implement a business plan that will promptly return the Company to profitability for the benefit of all  stockholders.  Although we believe  that John A. Levin &
Co. has and continues to serve its clients well, BKF has failed to deliver value to its owners. Frankly, we do not understand how a money management company that manages  approximately  $13  billion  of  assets  and has over $100  million  in revenues can lose money ...  Perhaps what is most startling is when one compares
BKF's financial metrics to those of other publicly-traded money managers. Even a cursory glance at these figures  demonstrates that changes are needed to deliver reasonable value to the Company's stockholders."

Steel  Partners   added,   "[W]e  believe  that  BKF  must  adopt   compensation
arrangements  that  reward its key  employees  for  performance  and align their interests directly with BKF's clients and stockholders. Based on our observation of the long term  performance of BKF, we are concerned that BKF's Board runs the
Company  as if it  were  a  private  company  that  is  not  accountable  to its stockholders."

Steel Partners also stated in the letter that BKF needs to immediately implement corporate governance changes and suggested various steps the Board could take to improve corporate governance  standards.  Steel Partners said in its letter that the Board  should  repeal  certain  devices  that impede  responsible  corporate governance  and  is  clearly  out  of  touch  with  today's  changing  corporate governance standards.

"Philosophically,  Steel Partners  believes that diplomacy is a better  strategy and that a contested  election is always a last  resort.  While we have tried to express our concerns  privately with the hope of resolving our  differences,  it appears  that we are at an  impasse.  We  sincerely  hope to avoid  the cost and disruption  of a contested  election at the upcoming  annual  meeting and prefer that  the  Board  voluntarily  implement  or  propose  the  requested  corporate governance reforms, provide us with the necessary permission to communicate with other stockholders and reconstitute its Board.

Steel  Partners  concluded  by  stating,  "To be clear,  our goal is simple  and straightforward  - to promptly and  immediately  increase value for ALL of BKF's stockholders."

THE TEXT OF THE LETTER FROM STEEL PARTNERS TO THE BKF BOARD FOLLOWS:

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 11 of 25 Pages
------------------------                                ------------------------

                             STEEL PARTNERS II, L.P.
                               590 MADISON AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                  -------------
                               TEL (212) 758-3232
                               FAX (212) 758-5789

                                                       December 16, 2004

Board of Directors
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Gentlemen:

            As you  know,  Steel  Partners  II,  L.P.  ("Steel  Partners")  is a significant stockholder of BKF Capital Group, Inc. ("BKF" or the "Company").  We
own an aggregate of 657,000  shares of common stock (or  approximately  9.3%) of the Company.  Over the past several  months,  we have  privately  reached out to individual  members of the Board of Directors to discuss our concerns  regarding
BKF's compensation arrangements, its failure to control administrative expenses, its  disappointing  financial  performance  and its failure to enact much needed corporate  governance reforms.  Unfortunately,  our concerns have fallen on deaf ears. Therefore,  in order to protect and enhance our investment in the Company, we believe that we have no choice but to  communicate  our concerns  directly to the entire Board of Directors in the hope that the Board will promptly implement meaningful steps to enhance  stockholder  value and adopt  modern-day  corporate governance standards.

            As we have repeatedly  communicated to several of you  individually, we have significant concerns about the Company's ability to IMPLEMENT A BUSINESS
PLAN THAT WILL PROMPTLY RETURN THE COMPANY TO  PROFITABILITY  for the benefit of all stockholders. Although we believe that John A. Levin & Co. has and continues to serve its  clients  well,  BKF has  failed to  deliver  value to its  owners.
Frankly,  we do not  understand  how a money  management  company  that  manages approximately  $13 billion of assets and has over $100  million of revenues  can lose money.  BKF has net losses for the nine months ended  September 30, 2004 of approximately  $3.5 million and approximately  $8.4 million and $2.5 million for the years ended December 31, 2003 and 2002,  respectively.  Perhaps what is most startling  is when  one  compares  BKF's  financial  metrics  to  those of other
publicly-traded  money  managers.   Even  a  cursory  glance  at  these  figures
demonstrates  that  changes  are  needed  to  deliver  reasonable  value  to the
Company's stockholders.

                                            Twelve Months Ended September 30, 2004
                                            --------------------------------------
                                                                  Operating Income
                                                                  as a Percentage
                                   Revenues     Operating Income   of Revenues     Return on Equity
                                   --------     ----------------   -----------     ----------------
                                     (dollars in millions)
Affiliated Managers Group Inc.       $616           $251             40.75%              13.1%
Eaton Vance Corp.(1)                 $662           $223             33.69%              32.1%
Gabelli Asset Management Inc.        $243            $94             38.68%              15.8%

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 12 of 25 Pages
------------------------                                ------------------------

                                            Twelve Months Ended September 30, 2004
                                            --------------------------------------
                                                                  Operating Income
                                                                  as a Percentage
                                   Revenues     Operating Income   of Revenues     Return on Equity
                                   --------     ----------------   -----------     ----------------
                                     (dollars in millions)
Nuveen Investments Inc.              $495           $262             52.93%              32.1%
Waddell & Reed Financial Inc.    $498           $176             35.34%              56.3%
BKF Capital Group Inc.               $109             $4              3.67%              (5.7)%

(1)  All figures for Eaton Vance Corp.  are for the twelve  months ended October
     31, 2004.

            These  results  are  not  a one  year  aberration.  BKF's  financial performance has consistently  lagged behind these industry financial metrics for years.

            WE  BELIEVE   THAT  THE   BOARD'S   FAILURE  TO  ENACT   APPROPRIATE
COMPENSATION  ARRANGEMENTS BETWEEN BKF AND ITS INVESTMENT  PROFESSIONALS AND ITS
FAILURE TO CONTROL  ADMINISTRATIVE  EXPENSES ARE SOME OF THE PRIMARY REASONS FOR
BKF'S DISMAL OPERATING  PERFORMANCE.  As we have previously  stated,  we believe that BKF must adopt compensation  arrangements that reward its key employees for
performance  and  align  their   interests   directly  with  BKF's  clients  and
stockholders.

            Based on our observation of the long term performance of BKF, we are concerned that BKF's Board runs the Company as if it were a private company that is  not  accountable  to  its  stockholders.  Therefore,  we  request  that  BKF voluntarily comply with the attached request to inspect certain of its books and records as set forth in Exhibit "A" attached hereto.

BKF  NEEDS  TO  IMMEDIATELY   IMPLEMENT   MODERN-DAY  CORPORATE  GOVERNANCE  AND
OPERATIONAL CHANGES

            We believe that the Board should repeal certain  devices that impede responsible  corporate  governance  and is  clearly  out of touch  with  today's changing corporate governance  standards.  Additionally,  we believe the Company
needs  to  utilize  its  excess  cash  to   immediately   return  value  to  its
stockholders. Accordingly, we encourage the Board to:

     o      REDEEM ITS "POISON PILL", which was implemented  without stockholder approval.  At each of the last three  annual  meetings,  stockholder
            proposals   to  redeem  the  poison  pill  have  been   approved  by
            stockholders, yet this Board has failed to act. Of the votes cast on this  proposal  at the last  three  annual  meetings,  approximately
            65.7%, 76.9% and 66.1% in 2004, 2003 and 2002,  respectively,  voted in favor of  redeeming  the poison  pill.  How can you  continue  to ignore the vote of the owners?

     o      SUPPORT OUR PROPOSAL AT THE UPCOMING  ANNUAL MEETING OF STOCKHOLDERS
            TO  "DESTAGGER"  THE BOARD AND ELECT  ALL  DIRECTORS  ANNUALLY.  The
            classification of BKF's Board in our opinion reduces  accountability and is an unnecessary  anti-takeover  device.  Annual accountability will make the Company's  Board more closely focus on the performance of BKF's executives and on maximizing stockholder value.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 13 of 25 Pages
------------------------                                ------------------------

      o     USE EXCESS CASH TO INCREASE  ITS DIVIDEND  AND TO  REPURCHASE  STOCK
            AGGRESSIVELY. Despite the disappointing financial performance of the
            Company,  we continue to believe that the Company's  common stock is undervalued. As of September 30, 2004, the Company had approximately
            $59.6 million in cash and cash  equivalents  and no debt. We believe the Company  could easily  increase  its annual  dividend or begin a massive share  buyback,  which we believe is a  fundamentally  sound method to increase long-term  stockholder value and an effective use of the Company's excess cash.

     o      ELIMINATE  FROM  THE  COMPANY'S  CERTIFICATE  OF  INCORPORATION  THE
            SUPER-MAJORITY  APPROVAL  REQUIREMENT  TO REMOVE  DIRECTORS  AND FOR
            STOCKHOLDER   APPROVAL  OF  MERGERS,   SALES  OR  LIQUIDATIONS   NOT
            PREVIOUSLY  APPROVED BY AT LEAST  TWO-THIRDS OF THE WHOLE BOARD. The
            Company's  certificate  of  incorporation   currently  requires  the
            approval  of holders of at least 80% of the shares  entitled to vote to take such actions.  The Company  should act according to the will of the holders of a majority of its outstanding  stock and not allow a minority to dictate to the majority.

     o      APPOINT AN  OPERATING  OFFICER WHO WILL REDUCE  EXPENSES AND IMPROVE
            OPERATING  PERFORMANCE.  While we are appreciative of the historical contribution  of John Levin,  we believe the  Company  could  better leverage Mr. Levin's  investment  acumen by appointing him the chief investment  officer  of the  Company.  BKF  would  benefit  from the appointment  of a seasoned  operating  officer  who could  bring the
            Company's bottom-line performance in line with its peers.

     o      AMEND THE  COMPANY'S  CERTIFICATE  OF  INCORPORATION  AND BY-LAWS TO
            ALLOW  THE  STOCKHOLDERS  TO  ACT BY  WRITTEN  CONSENT  AND TO  CALL
            "SPECIAL MEETINGS OF  STOCKHOLDERS".  This Company's Board must know that its actions or failures to act will have  consequences and that they can and will be held accountable.

            Based upon the large  number of votes  withheld  for the election of the  incumbent  directors  at last year's  annual  meeting  (approximately  1.86 million shares),  it is apparent to us that a significant number of stockholders of BKF have lost confidence in the Board's ability to improve stockholder value.
We therefore request that three  representatives of the Company's  institutional stockholders  be  immediately  added  to  the  Board.  We  request  the  Board's permission to communicate with other existing  institutional  stockholders about serving on the Company's Board without triggering BKF's "poison pill" so that we can obtain a consensus with the other institutional  stockholders on appropriate candidates. We believe that there will be strong support for this proposal.

            Philosophically,  Steel Partners believes that diplomacy is a better strategy and that a contested  election is always a last  resort.  While we have tried  to  express  our  concerns  privately  with  the  hope of  resolving  our differences,  it appears that we are at an impasse.  We sincerely  hope to avoid the cost and disruption of a contested  election at the upcoming  annual meeting and  prefer  that the Board  voluntarily  implement  or  propose  the  requested corporate  governance  reforms,  provide  us with the  necessary  permission  to communicate  with other  stockholders  and  reconstitute its Board. We also hope that the Board will voluntarily  provide us with the limited information we have requested (which we as a stockholder have the right to review). TO BE CLEAR, OUR
GOAL IS SIMPLE AND STRAIGHTFORWARD - TO PROMPTLY AND IMMEDIATELY  INCREASE VALUE
FOR ALL OF BKF'S STOCKHOLDERS.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 14 of 25 Pages
------------------------                                ------------------------

            As always,  we stand ready to meet with the Board of  Directors  and its  representatives as soon as possible.  We, of course,  reserve all rights to take any and all action Steel Partners deems necessary to protect its investment in the Company should BKF's Board continue to ignore our concerns.

                                         Very truly yours,

                                         STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                         Its: General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             ------------------------------
                                             Name:  Warren G. Lichtenstein
                                             Title: Managing Member

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 15 of 25 Pages
------------------------                                ------------------------

                                   EXHIBIT "A"

     1.     All records, agreements, reports, notes, writings, correspondence or the like that will allow  Steel to  determine  the  salaries,  fees, bonuses and other  compensation  paid currently and paid during each of  the  past  five  fiscal  years  by  the  Company  or  any of its subsidiaries to any investment professionals,  managers,  employees, officers, advisors,  affiliates and other parties in connection with the management of any private  investment  vehicles of which John A.
            Levin & Co. and/or Levin  Management Co., Inc. or any related person or entity directly or indirectly  serves or has served as an advisor or in which such party has an equity or profits interest.

     2.     All minutes of meetings  and/or  resolutions of the Company's or any of its  subsidiaries'  Board of Directors or Committees to the Board
            of  Directors   relating  to  salaries,   fees,  bonuses  and  other
            compensation  paid  currently  and paid during each of the past five fiscal  years  by the  Company  or any  of its  subsidiaries  to any investment professionals,  managers, employees,  officers, advisors, affiliates  and other parties in connection  with the  management of any private investment  vehicles of which John A. Levin & Co. and/or
            Levin  Management Co., Inc. or any related person or entity directly or  indirectly  serves or has  served as an advisor or in which such party has an equity or profits interest.

     3.     All records, agreements, reports, notes, writings, correspondence or the like reviewed by the Company's or any of its subsidiaries' Board of  Directors or  Committees  to the Board of Directors in approving salaries,  fees,  bonuses and other  compensation paid currently and paid during each of the past five fiscal years by the Company or any of its  subsidiaries  to  any  investment  professionals,  managers, employees,  officers,  advisors,  affiliates  and other  parties  in connection with the management of any private investment vehicles of which John A. Levin & Co. and/or Levin  Management  Co., Inc. or any
            related person or entity directly or indirectly serves or has served as an  advisor  or in which  such  party has an  equity  or  profits interest.

     4.     All reports, notes, writings, correspondence or the like prepared or furnished  by  third-party  consultants  or  other  advisors  to the
            Company  evaluating  salaries,  fees, bonuses and other compensation paid (or proposed to be paid)  currently and paid (or proposed to be paid)  during each of the past five  fiscal  years by the Company or any of its subsidiaries to any investment  professionals,  managers, employees,  officers,  advisors,  affiliates  and other  parties  in connection with the management of any private investment vehicles of which John A. Levin & Co. and/or Levin  Management  Co., Inc. or any
            related person or entity directly or indirectly serves or has served as an  advisor  or in which  such  party has an  equity  or  profits interest.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 16 of 25 Pages
------------------------                                ------------------------

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Steel Partners II, L.P. ("Steel Partners"), together with the other Participants
(as  defined  below),  may make a  preliminary  filing with the  Securities  and
Exchange  Commission ("SEC") of a proxy statement and accompanying proxy card to be used to solicit votes for approval of its proposal to  "destagger"  the Board at the 2005  annual  meeting of  stockholders  of BKF  Capital  Group,  Inc.,  a
Delaware corporation (the "Company"), which has not yet been scheduled.

IN THE EVENT THAT A  DETERMINATION  IS MADE TO FILE A PROXY  STATEMENT  WITH THE
SEC, STEEL PARTNERS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE
PROXY  STATEMENT  WHEN  IT  IS  AVAILABLE  BECAUSE  IT  WILL  CONTAIN  IMPORTANT
INFORMATION.  SUCH PROXY STATEMENT,  IF FILED, WILL BE AVAILABLE AT NO CHARGE ON
THE SEC'S WEB SITE AT  HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN ANY
SOLICITATION  WILL  PROVIDE  COPIES OF THE PROXY  STATEMENT,  IF FILED,  WITHOUT
CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS'
PROXY SOLICITOR,  MORROW & CO., INC., AT ITS TOLL-FREE NUMBER: (800) 654-2468 OR
E-MAIL: STEEL.INFO@MORROWCO.COM.

The  participants  in such potential  proxy  solicitation  are anticipated to be
Steel Partners, Steel Partners, L.L.C. and Warren G. Lichtenstein (collectively, the "Participants").

Information regarding the Participants and their direct or indirect interests is available in their Schedule 13D, as amended, jointly filed with the SEC.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 17 of 25 Pages
------------------------                                ------------------------

                             STEEL PARTNERS II, L.P.
                               590 MADISON AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                  -------------
                               TEL (212) 758-3232
                               FAX (212) 758-5789

                                December 16, 2004

VIA FACSIMILE AND COURIER
-------------------------

BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020
Attn: Corporate Secretary

Dear Sir:

            Steel  Partners  II,  L.P.  ("Steel")  is  submitting  the  attached resolution and supporting  statement for inclusion in the proxy statement of BKF
Capital  Group,  Inc.  ("BKF  Capital")  relating to the next annual  meeting of stockholders of BKF Capital.  The resolution and supporting  statement  attached hereto  as  Exhibit  A  requests  that the  Board of  Directors  take the  steps necessary  to  eliminate  the  classification  of the Board of  Directors of BKF
Capital and to require that all directors stand for election annually.

            As of the date  hereof,  Steel is the  beneficial  owner of  657,000 shares of common  stock of BKF Capital  and intends to hold such shares  through the date of the next  annual  meeting  of  stockholders.  The shares are held in
Steel's prime brokerage account with UBS (DTC Participant No. 0642). Cede & Co., as the nominee of The Depository  Trust Company,  is the holder of record of the shares.  As of the date hereof,  Steel has continuously  held at least $2,000 in market value of BKF  Capital's  securities  entitled to be voted on the proposal for at least one year,  as  evidenced  by the  letter  from UBS  Securities  LLC attached  hereto as Exhibit B and copies of the  Schedule  13D filed by Steel on
April 30, 2004 and all subsequent  Schedules 13D filed by Steel attached  hereto as Exhibit C.

            Steel's  representatives  will appear in person or by proxy to bring the resolution before the meeting.

            This  notice is  submitted  in  accordance  with  Rule  14a-8 of the
Securities  Exchange Act of 1934, as amended.  We assume the attached resolution and supporting  statement  will be included in BKF Capital's  proxy material for its next annual  meeting of  stockholders  unless Steel is advised  otherwise in writing.  Should you have any questions  regarding this matter,  please call the undersigned at (212) 758-3232.

                                Very truly yours,

                                STEEL PARTNERS II, L.P.

                                By: Steel Partners, L.L.C.
                                Its: General Partner

                                By: /s/ Warren G. Lichtenstein
                                    ------------------------------
                                    Name:  Warren G. Lichtenstein
                                    Title: Managing Member

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 18 of 25 Pages
------------------------                                ------------------------

                                    EXHIBIT A
                                    ---------

Stockholder Proposal
--------------------

                      RESOLVED,  that  the  stockholders  of  BKF
           Capital  Group,   Inc.   request  that  the  Board  of
           Directors  take the necessary  steps to declassify the
           Board of Directors  and to require that all  directors
           stand    for    election    annually.     The    Board
           declassification  shall be done in a manner  that does
           not affect the unexpired terms of directors previously
           elected.

Supporting Statement
--------------------

            We believe the election of  directors is the most  powerful way that stockholders  influence the strategic direction of a public company.  Currently, the Board of  Directors  of BKF Capital is divided  into three  classes  serving staggered  three-year  terms.  It is our belief that the  classification  of the
Board  of  Directors  is not in the  best  interests  of  BKF  Capital  and  its
stockholders   because  it  reduces   accountability   and  is  an   unnecessary
anti-takeover  device. The elimination of the staggered board would require each
director  to  stand  for  election   annually.   We  believe  that  such  annual
accountability  would serve to keep directors closely focused on the performance of top executives and on maximizing  stockholder value. Concerns that the annual election of directors would have a  destabilizing  impact by leaving our company without experienced board members in the event that all incumbents are voted out are  unfounded.  In the unlikely  event the owners  should choose to replace the entire board,  it would be obvious that the incumbent  directors'  contributions were not valued.

            A classified board of directors protects the incumbency of the board of directors  and current  management,  which in turn limits  accountability  to stockholders. It is our belief BKF Capital's corporate governance procedures and practices,  and the level of management  accountability they impose, are related to the  financial  performance  of  the  company.  We  believe  sound  corporate governance practices,  such as the annual election of directors, will impose the level  of  management  accountability  necessary  to  help  insure  that  a good performance record continues over the long term.

            Increasingly,  classified  boards like ours have become unpopular in recent  years.  Institutional  investors are calling for the end of this system.
California's  Public Employees  Retirement  System, New York City pension funds,
New  York  State  pension  funds  and  many  others  including  the  Council  of
Institutional Investors, and Institutional Shareholder Services, one of the most influential proxy evaluation services, support this position.

            During  the past few  years a  majority  of  stockholders  supported proposals asking their boards to repeal  classified board structures at a number
of  respected  companies,   including  FedEx,  Baker  Hughes,  Starwood  Hotels,
Honeywell International, Morgan Stanley and Tellabs.

            For a greater  voice in the  governance  of BKF  Capital  and annual
Board  of  Directors  accountability  we ask  stockholders  to vote  YES on this proposal.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 19 of 25 Pages
------------------------                                ------------------------

                                    EXHIBIT B
                                    ---------

                         LETTER FROM UBS SECURITIES LLC

                                 (SEE ATTACHED)

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 20 of 25 Pages
------------------------                                ------------------------

[UBS LOGO]

December 16, 2004

BKF Capital Group, Inc.
Attn: Corporate Secretary
One Rockefeller Plaza
New York, NY 10020

As custodian  for Steel Partners II LP, UBS  Securities  LLC confirms  they have continuously  held 200 shares of BKF Capital Group (symbol BKF, cusip 05548G102)
since December 12, 2003.

If any additional documentation is required,  please feel free to give me a call at 203-719-3375

Thanks

/s/ Carlos Lede
---------------
Carlos Lede
Director
Corporate Actions
UBS Securities LLC

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 21 of 25 Pages
------------------------                                ------------------------

                                    EXHIBIT C
                                    ---------

                 SCHEDULES 13D FILED BY STEEL PARTNERS II, L.P.

                  [Reference is made to the Schedules 13D filed
                    by Steel Partners II, L.P. with respect
                 to its investment in BKF Capital Group, Inc.]

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 22 of 25 Pages
------------------------                                ------------------------

                             STEEL PARTNERS II, L.P.
                               590 MADISON AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                  -------------
                               TEL (212) 758-3232
                               FAX (212) 758-5789

                                December 16, 2004

VIA FACSIMILE AND COURIER
-------------------------

BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020
Attn:  Corporate Secretary

Dear Sir:

            Steel Partners II, L.P. ("Steel") is the beneficial owner of 657,000 shares (the "Shares") of common stock, $1.00 par value (the "Common Stock"),  of
BKF Capital Group, Inc., a Delaware corporation (the "Company"), as of the close of business on December 15, 2004. The Shares are held in Steel's prime brokerage account with UBS (DTC  Participant No. 0642) as evidenced by the position report attached hereto as EXHIBIT A. Cede & Co., as the nominee of The Depository Trust
Company, is the holder of record of the Shares.

            As the  beneficial  owner  of the  Shares,  Steel  hereby  requests, pursuant to Section 220 of the  Delaware  General  Corporation  Law,  during the usual hours for business,  to inspect the following books, records and documents of the Company and to make copies or extracts therefrom:

                        (a) A  complete  record  or list of the  holders  of the
            Common   Stock,   certified   by  its   transfer   agent(s)   and/or
            registrar(s),  showing  the  name,  address  and  number  of  shares registered  in the name of each such  holder,  as of the date hereof
            (the "Date");

                        (b) A magnetic  computer tape list of the holders of the
            Common Stock as of the Date, showing the name, address and number of shares  registered  in the name of each such holder;  such  computer processing  data as is  necessary  for  Steel  to  make  use of such magnetic  computer  tape;  and a hard copy printout of such magnetic computer tape for verification purposes;

                        (c) A stop  list or stop  lists  relating  to  shares of
            Common Stock of the Company and any additions or deletions  thereto.
            Any daily transfer sheet after the Date;

                        (d) All  information  in the  Company's  or its transfer
            agent's  possession,  or  which  can  reasonably  be  obtained  from nominees  of any  central  certificate  depository  systems or their
            nominees,   brokers,  dealers,  banks,  respondent  banks,  clearing
            agencies,  voting  trusts  and  their  nominees  or other  nominees, concerning  the number,  identity  of, and shares held by the actual beneficial  owners of the Common Stock as of the Date,  including an alphabetical  breakdown of any holdings in the  respective  names of
            Cede & Co. and other similar depositories or nominees as well as any material request list provided by Automatic Data Processing-Investor
            Communications  Services  and any  omnibus  proxies  issued  by such entities;

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 23 of 25 Pages
------------------------                                ------------------------

                        (e) All information in or which comes into the Company's
            possession  or  which  can  reasonably  be  obtained  from  brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting  beneficial owners of the Common Stock in the format of a magnetic  computer  tape or  cartridge  file of such owners showing the name,  address and number of shares registered in the name of each such owner;  such  computer  processing  data as is necessary  for Steel to make use of such  magnetic  computer tape or cartridge;  and a hard copy printout of such magnetic  computer tape or  cartridge  for  verification  purposes  (such  information  with respect to brokers and dealers is readily  available  to the Company under Rule 14b-1 of the Securities  Exchange Act of 1934, as amended
            (the "Exchange Act"), from ADP Proxy Services);

                        (f) All "respondent  bank" lists and omnibus proxies for
            such lists, pursuant to Rule 14b-2 of the Exchange Act;

                        (g) A list  of  stockholders  of  the  Company  who  are
            participants  in  any  Company  employee  stock   ownership,   stock
            purchase,  stock option,  retirement,  restricted stock,  incentive, profit sharing,  dividend  reinvestment or any similar plan in which voting of Common  Stock  under the plan is  controlled,  directly or
            indirectly,   individually   or   collectively,   by   such   plan's
            participants,  showing  (i)  the  name  and  address  of  each  such participant,  (ii) the number of shares of Common Stock attributable to each such  participant  in any such plan, and (iii) the method by
            which   Steel  or  its  agents  may   communicate   with  each  such
            participant; and

                        (h) A correct  and  complete  copy of the  bylaws of the
            Company.

                        Steel demands that modifications, additions or deletions
to any and all information referred to in paragraphs (a) through (h) be immediately  furnished as such  modifications,  additions  or  deletions  become available to the Company or its agents or representatives.

                        Steel will bear the  reasonable  costs  incurred  by the
Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

                        The  purpose  of  this  demand  is to  enable  Steel  to
communicate with the Company's stockholders on Steel's proposal, submitted for inclusion  in the  Company's  proxy  statement  for the 2005  annual  meeting of stockholders,  to eliminate  the  classification  of the Board of Directors  and other matters  relating to the Company's  corporate  governance and  operations, consistent with the applicable provisions of Delaware law.

                        Steel hereby  designates and authorizes  Steven Wolosky,
Kenneth  Silverman  and Ron  Berenblat  of Olshan  Grundman  Frome  Rosenzweig &
Wolosky LLP and any other persons  designated  by them,  acting singly or in any combination,  to conduct the  inspection  and copying  herein  requested.  It is requested  that  the  information  identified  above  be made  available  to the designated parties by December 21, 2004.

                                     Very truly yours,

                                     STEEL PARTNERS II, L.P.

                                     By: Steel Partners, L.L.C.
                                     Its: General Partner

                                     By: /s/ Warren G. Lichtenstein
                                         ------------------------------
                                         Name:  Warren G. Lichtenstein
                                         Title: Managing Member

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 24 of 25 Pages
------------------------                                ------------------------

                                    EXHIBIT A
                                    ---------

                                 POSITION REPORT
                       Security
Account Name             Type          Symbol      Cusip       Description         Quantity
------------             ----          ------      -----       -----------         --------

Steel Partners II      Eq-Listed        BKF      05548G102    BKF CAP GROUP INC    657,000

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                   Page 25 of 25 Pages
------------------------                                ------------------------

State of New York                   )
                                    )  ss:
County of New York                  )

            WARREN  G.  LICHTENSTEIN,   being  sworn,  states:  I  executed  the
foregoing  letter,  and the information and facts stated therein,  including the exhibit  thereto,  regarding Steel Partners II, L.P.'s ownership and the purpose of this  demand  for  inspection  are  true  and  correct.  Such  inspection  is reasonably related to Steel Partners II, L.P.'s interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of BKF Capital Group, Inc.

                                               /s/ Warren G. Lichtenstein
                                               --------------------------------
                                               Warren G. Lichtenstein

Subscribed and sworn to before me
this 16th day of December, 2004.

/s/ Lauren Leiman
---------------------------
Notary Public

My commission expires: Lauren Leiman
                       Notary Public, State of New York
                       No. 01LE6113567
                       Qualified in New York County
                       Term expires August 2, 2008